# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forge Global Holdings, Inc., CIK 0001827821
CUSIP: 34629L103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 415 Mission St., San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 11/05/2025
Filed by CIK 0001706268
Persons authorized to receive notices and communications: Kristy Trieste, 7 World Trade Center, 250 Greenwich Street, 47th Floor, New York, New York (NY), 10007, (212) 651-0200; Evan D' Amico / Alexander Orr, Gibson Dunn & Crutcher LLP, 1700 M Street, N.W., Washington, District Of Columbia (DC), 20036, (202) 955-8500

## Reporting persons
- Motive Capital Fund I-A, LP (CIK 0001706268): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 133,054; sole dispositive power 0; shared dispositive power 133,054; aggregate amount beneficially owned 133,054 (0.98% of the class)
  Comment: Includes 133,054 shares of common stock, par value $0.0001 per share ("Common Stock"), held directly by Motive Capital Fund I-A, LP ("MC Fund I-A"). See Item 5 of this Schedule 13D.
  
  Based on 13,601,362 shares of Common Stock outstanding as of August 6, 2025. See Item 5 of this Schedule 13D.
- Motive Capital Fund I-B, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 168,436; sole dispositive power 0; shared dispositive power 168,436; aggregate amount beneficially owned 168,436 (1.24% of the class)
  Comment: Includes 168,436 shares of Common Stock held directly by Motive Capital Fund I-B, LP ("MC Fund I-B"). See Item 5 of this Schedule 13D.
  
  Based on 13,601,362 shares of Common Stock outstanding as of August 6, 2025. See Item 5 of this Schedule 13D.
- Motive Capital Fund I-MPF, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,619; sole dispositive power 0; shared dispositive power 9,619; aggregate amount beneficially owned 9,619 (0.07% of the class)
  Comment: Includes 9,619 shares of Common Stock held directly by Motive Capital Fund I-MPF, LP ("MC Fund I-MPF"). See Item 5 of this Schedule 13D.
  
  Based on 13,601,362 shares of Common Stock outstanding as of August 6, 2025. See Item 5 of this Schedule 13D.
- Motive Capital Fund II-A, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 622,222; sole dispositive power 0; shared dispositive power 622,222; aggregate amount beneficially owned 622,222 (4.57% of the class)
  Comment: Includes 622,222 shares of Common Stock held by MCF2 FG Aggregator, LLC ("MCF2 Aggregator"), an entity in which Motive Capital Fund II-A, LP ("MC Fund II-A") owns an interest. See Item 5 of this Schedule 13D.
  
  Based on 13,601,362 shares of Common Stock outstanding as of August 6, 2025. See Item 5 of this Schedule 13D.
- Motive Capital Fund II-B, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 622,222; sole dispositive power 0; shared dispositive power 622,222; aggregate amount beneficially owned 622,222 (4.57% of the class)
  Comment: Includes 622,222 shares of Common Stock held by MCF2 Aggregator, an entity in which Motive Capital Fund II-B, LP ("MC Fund II-B") owns an interest. See Item 5 of this Schedule 13D.
  
  Based on 13,601,362 shares of Common Stock outstanding as of August 6, 2025. See Item 5 of this Schedule 13D.
- Motive Capital Fund II-MPF, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 622,222; sole dispositive power 0; shared dispositive power 622,222; aggregate amount beneficially owned 622,222 (4.57% of the class)
  Comment: Includes 622,222 shares of Common Stock held by MCF2 Aggregator, an entity in which Motive Capital Fund II-MPF, LP ("MC Fund II-MPF") owns an interest. See Item 5 of this Schedule 13D.
  
  Based on 13,601,362 shares of Common Stock outstanding as of August 6, 2025. See Item 5 of this Schedule 13D.
- Motive Capital Funds Sponsor, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,174,444; sole dispositive power 0; shared dispositive power 1,174,444; aggregate amount beneficially owned 1,174,444 (8.63% of the class)
  Comment: Includes 682,000 shares of Common Stock and warrants to purchase 492,444 shares of Common Stock held directly by Motive Capital Funds Sponsor, LLC ("Sponsor"). See Item 5 of this Schedule 13D.
  
  Based on 13,601,362 shares of Common Stock outstanding as of August 6, 2025. See Item 5 of this Schedule 13D.
- Motive Capital Fund I GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 311,109; sole dispositive power 0; shared dispositive power 311,109; aggregate amount beneficially owned 311,109 (2.29% of the class)
  Comment: Includes (i) 133,054 shares of Common Stock held directly by MC Fund I-A, (ii) 168,436 shares of Common Stock held directly by MC Fund I-B and (iii) 9,619 shares of Common Stock held directly by MC Fund I-MPF. Motive Capital Fund I GP, LP ("MC-I General Partner") is the general partner of MC Fund I-A, MC Fund I-B and MC Fund I-MPF. See Item 5 of this Schedule 13D.
  
  Based on 13,601,362 shares of Common Stock outstanding as of August 6, 2025. See Item 5 of this Schedule 13D.
- MCF2 FG Aggregator, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 622,222; sole dispositive power 0; shared dispositive power 622,222; aggregate amount beneficially owned 622,222 (4.57% of the class)
  Comment: Includes 622,222 shares of Common Stock held directly by MCF2 Aggregator. See Item 5 of this Schedule 13D.
  
  Based on 13,601,362 shares of Common Stock outstanding as of August 6, 2025. See Item 5 of this Schedule 13D.
- Motive Capital Fund II GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 622,222; sole dispositive power 0; shared dispositive power 622,222; aggregate amount beneficially owned 622,222 (4.57% of the class)
  Comment: Includes 622,222 shares of Common Stock held by MCF2 Aggregator, whose members are MC Fund II-A, MC Fund II-B and MC Fund II-MPF. Motive Capital Fund II GP, LP ("MC-II General Partner") is the general partner of MC Fund II-A, MC Fund II-B and MC Fund II-MPF and the manager of MCF2 Aggregator. See Item 5 of this Schedule 13D.
  
  Based on 13,601,362 shares of Common Stock outstanding as of August 6, 2025. See Item 5 of this Schedule 13D.
- Motive Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,107,775; sole dispositive power 0; shared dispositive power 2,107,775; aggregate amount beneficially owned 2,107,775 (15.5% of the class)
  Comment: Includes (i) 133,054 shares of Common Stock held directly by MC Fund I-A, (ii) 168,436 shares of Common Stock held directly by MC Fund I-B, (iii) 9,619 shares of Common Stock held directly by MC Fund I-MPF, (iv) 622,222 shares of Common Stock held directly by MCF2 Aggregator and (v) 682,000 shares of Common Stock and warrants to purchase 492,444 shares of Common Stock held directly by Sponsor. Motive Partners GP, LLC ("Partners GP") is the general partner of MC-I General Partner and MC-II General Partner and the manager of Sponsor. See Item 5 of this Schedule 13D.
  
  Based on 13,601,362 shares of Common Stock outstanding as of August 6, 2025. See Item 5 of this Schedule 13D.
- ROB Exploration, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,107,775; sole dispositive power 0; shared dispositive power 2,107,775; aggregate amount beneficially owned 2,107,775 (15.5% of the class)
  Comment: Includes (i) 133,054 shares of Common Stock held directly by MC Fund I-A, (ii) 168,436 shares of Common Stock held directly by MC Fund I-B, (iii) 9,619 shares of Common Stock held directly by MC Fund I-MPF, (iv) 622,222 shares of Common Stock held directly by MCF2 Aggregator and (v) 682,000 shares of Common Stock and warrants to purchase 492,444 shares of Common Stock held directly by Sponsor. Partners GP is the general partner of MC-I General Partner and MC-II General Partner and the manager of Sponsor. Rob Exploration LLC ("Exploration") is the sole member of Partners GP. See Item 5 of this Schedule 13D.
  
  Based on 13,601,362 shares of Common Stock outstanding as of August 6, 2025. See Item 5 of this Schedule 13D.
- Paul Luc Robert Heyvaert: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 2,107,775; sole dispositive power 0; shared dispositive power 2,107,775; aggregate amount beneficially owned 2,107,775 (15.5% of the class)
  Comment: Includes (i) 133,054 shares of Common Stock held directly by MC Fund I-A, (ii) 168,436 shares of Common Stock held directly by MC Fund I-B, (iii) 9,619 shares of Common Stock held directly by MC Fund I-MPF, (iv) 622,222 shares of Common Stock held by MCF2 Aggregator and (v) 682,000 shares of Common Stock and warrants to purchase 492,444 shares of Common Stock held directly by Sponsor. Partners GP is the general partner of MC-I General Partner and MC-II General Partner and the manager of Sponsor. Exploration is the sole member of Partners GP. Paul Luc Robert Heyvaert is the sole member of Exploration. See Item 5 of this Schedule 13D.
  
  Based on 13,601,362 shares of Common Stock outstanding as of August 6, 2025. See Item 5 of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Forge Global Holdings, Inc.
Address of issuer's principal executive offices: 415 Mission St., San Francisco, California (CA), 94105
Comment:
This Schedule 13D relates to shares of Common Stock of Forge Global Holdings, Inc., a Delaware corporation.

This Amendment Number 2 (the "Amendment") amends and supplements certain items of the initial Schedule 13D (the "Initial Schedule 13D") filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on March 31, 2022 (except MCF2 FG Aggregator, which became a party to this Schedule 13D upon the filing of an amendment thereto with the SEC on May 19, 2022 ("Amendment #1" and the Initial Schedule 13D, as amended by Amendment #1, the "Amended Schedule 13D," and as further amended by this Amendment, the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Amended Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Amended Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D and the information set forth in Item 6 are incorporated herein by reference. The percentage ownership reflected in line 13 of the cover pages is based on 13,601,362 shares of Common Stock outstanding as of August 6, 2025.

MC-I General Partner may be deemed to have beneficial ownership of the shares of Common Stock held directly by MC Fund I-A, MC Fund I-B and MC Fund I-MPF. Each of MC-II General Partner, MC Fund II-A, MC Fund II-B and MC Fund II-MPF may be deemed to have beneficial ownership of the shares of Common Stock held directly by MCF2 FG Aggregator. Each of Partners GP, Exploration and Paul Luc Robert Heyvaert may be deemed to have beneficial ownership of all of the shares of Common Stock and the shares of Common Stock underlying warrants reported herein. In each case, each of MC-I General Partner, MC-II General Partner, MC Fund II-A, MC Fund II-B, MC Fund II-MPF, Partners GP, Exploration and Mr. Heyvaert disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein.
Transactions in the class effected during the past sixty days: (c) Other than as described in this Item 5, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to include the following:

On November 5, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with The Charles Schwab Corporation, a Delaware corporation ("Parent"), and Ember-Falcon Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), whereby, subject to the terms thereof, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent.

Concurrently with the execution of the Merger Agreement, on November 5, 2025, each of Motive Capital Fund I-A, LP, Motive Capital Fund I-B, LP, Motive Capital Fund I-MPF, LP, MCF2 FG Aggregator, LLC and Motive Capital Funds Sponsor, LLC (collectively, the "Supporting Stockholders") entered into a Support Agreement (the "Support Agreement") with Parent, with respect to Issuer shares owned of record or beneficially by the Supporting Stockholders (collectively with any Issuer shares subsequently acquired by the Supporting Stockholders, the "Shares").

Pursuant to the Support Agreement, among other things, the Supporting Stockholders agreed to vote all of their Shares in favor of the adoption of the Merger Agreement and any proposal to adjourn or postpone the Issuer stockholder meeting to a later date if there are insufficient votes to adopt the Merger Agreement, and against any competing acquisition proposal or any other action, proposal, transaction, agreement or amendment of the Issuer's organizational documents that would reasonably be expected to (a) result in a breach of representation, warranty, covenant or other obligation or agreement of Issuer contained in the Merger Agreement, or of the Supporting Stockholders in the Support Agreement, or (b) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

The Support Agreement will terminate automatically upon the occurrence of certain events, including a termination of the Merger Agreement, or if the Issuer's board of directors changes its recommendation that the Company's stockholders vote to adopt the Merger Agreement and approve the Merger. Upon termination of the Support Agreement, the Supporting Stockholders may vote their Issuer shares in any manner they choose.

In addition, the Supporting Stockholders agreed not to take certain actions, including, among other things (and subject to exceptions for certain permitted transfers), (i) directly or indirectly, offering for sale, transferring, disposing of, tendering in any tender or exchange offer, pledging or encumbering, or entering into any contract, arrangement or understanding with respect to the sale, transfer or other disposition of, any Shares, (ii) granting any proxies or powers of attorney with respect to the Shares or (iii) entering into agreements inconsistent with, or that would otherwise violate the provisions of, the Support Agreement.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to append the exhibits below. Certain personal information has been redacted from Exhibit 99.1 pursuant to Item 601(a)(6) of Regulation S-K.

99.1 Support Agreement, dated as of November 5, 2025, by and among The Charles Schwab Corporation, and the Supporting Stockholders (filed herewith).

99.2 Joint Filing Agreement (incorporated by reference to Exhibit 99.4 to the Schedule 13D/A filed by the Reporting Persons on May 19, 2022).

## Signatures
- Motive Capital Fund I-A, LP: /s/ Paul Luc R. Heyvaert, Paul Luc R. Heyvaert, Managing Founding Partner and CEO,Motive Capital Fund I GP, LP,its general partner,Motive Partners GP, LLC,its general partner (11/07/2025)
- Motive Capital Fund I-B, LP: /s/ Paul Luc R. Heyvaert, Paul Luc R. Heyvaert, Managing Founding Partner and CEO,Motive Capital Fund I GP, LP,its general partner,Motive Partners GP, LLC,its general partner (11/07/2025)
- Motive Capital Fund I-MPF, LP: /s/ Paul Luc R. Heyvaert, Paul Luc R. Heyvaert, Managing Founding Partner and CEO,Motive Capital Fund I GP, LP,its general partner,Motive Partners GP, LLC,its general partner (11/07/2025)
- Motive Capital Fund II-A, LP: /s/ Paul Luc R. Heyvaert, Paul Luc R. Heyvaert, Managing Founding Partner and CEO,Motive Capital Fund II GP, LP,its general partner,Motive Partners GP, LLC,its general partner (11/07/2025)
- Motive Capital Fund II-B, LP: /s/ Paul Luc R. Heyvaert, Paul Luc R. Heyvaert, Managing Founding Partner and CEO,Motive Capital Fund II GP, LP,its general partner,Motive Partners GP, LLC,its general partner (11/07/2025)
- Motive Capital Fund II-MPF, LP: /s/ Paul Luc R. Heyvaert, Paul Luc R. Heyvaert, Managing Founding Partner and CEO,Motive Capital Fund II GP, LP,its general partner,Motive Partners GP, LLC,its general partner (11/07/2025)
- Motive Capital Funds Sponsor, LLC: /s/ Paul Luc R. Heyvaert, Paul Luc R. Heyvaert, Managing Founding Partner and Chief Executive Officer, Motive Partners GP, LLC, its manager (11/07/2025)
- Motive Capital Fund I GP, LP: /s/ Paul Luc R. Heyvaert, Paul Luc R. Heyvaert, Managing Founding Partner and Chief Executive Officer, Motive Partners GP, LLC, its general partner (11/07/2025)
- MCF2 FG Aggregator, LLC: /s/ Paul Luc R. Heyvaert, Paul Luc R. Heyvaert, Managing Founding Partner and CEO,Motive Capital Fund II GP, LP,its general partner,Motive Partners GP, LLC,its general partner (11/07/2025)
- Motive Capital Fund II GP, LP: /s/ Paul Luc R. Heyvaert, Paul Luc R. Heyvaert, Managing Founding Partner and Chief Executive Officer, Motive Partners GP, LLC, its general partner (11/07/2025)
- Motive Partners GP, LLC: /s/ Paul Luc R. Heyvaert, Paul Luc R. Heyvaert, Managing Founding Partner and Chief Executive Officer (11/07/2025)
- ROB Exploration, LLC: /s/ Paul Luc R. Heyvaert, Paul Luc R. Heyvaert, Member (11/07/2025)
- Paul Luc Robert Heyvaert: /s/ Paul Luc R. Heyvaert, Paul Luc R. Heyvaert (11/07/2025)